                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     -------------------------------------------
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                                     OMB Number:                       3235-0145
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                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)


                           CITADEL HOLDING CORPORATION
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    172862104
                              --------------------
                                 (CUSIP Number)

           CHRISTOPHER J. RUPRIGHT, ESQ., SHARTSIS, FRIESE & GINSBURG
            ONE MARITIME PLAZA, 18TH FLOOR, SAN FRANCISCO, CA  94111
                                 (415) 421-6500
- --------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                NOVEMBER 23, 1994
                              --------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement. / / (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

- ------------------------                                  ----------------------
CUSIP NO. 172862104                                       PAGE 2 OF 9 PAGES
- ------------------------                                  ----------------------

- --------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON


     LAWNDALE CAPITAL MANAGEMENT, INC.


- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)    /X/
                                                                      (b)    / /

- --------------------------------------------------------------------------------
3    SEC USE ONLY

- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS*


     AF
- --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) or 2(E)                                                      / /

- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     CALIFORNIA
- --------------------------------------------------------------------------------
      NUMBER OF           7        SOLE VOTING POWER
       SHARES                      -0-
    BENEFICIALLY    ------------------------------------------------------------
      OWNED BY            8        SHARED VOTING POWER
        EACH                       468,000
      REPORTING     ------------------------------------------------------------
       PERSON             9        SOLE DISPOSITIVE POWER
        WITH                       -0-
                    ------------------------------------------------------------
                          10       SHARED DISPOSITIVE POWER
                                   468,000
- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     468,000
- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /
- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.0
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

- ------------------------                                  ----------------------
CUSIP NO. 172862104                                       PAGE 3 OF 9 PAGES
- ------------------------                                  ----------------------

- --------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON



     ANDREW E. SHAPIRO


- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)         /X/
                                                                 (b)         / /

- --------------------------------------------------------------------------------
3    SEC USE ONLY

- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS*


     AF AND PF
- --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) or 2(E)                                                            / /

- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES
- --------------------------------------------------------------------------------
      NUMBER OF           7        SOLE VOTING POWER
       SHARES                      200
    BENEFICIALLY    ------------------------------------------------------------
      OWNED BY            8        SHARED VOTING POWER
        EACH                       468,000
      REPORTING     ------------------------------------------------------------
       PERSON             9        SOLE DISPOSITIVE POWER
        WITH                       200
                    ------------------------------------------------------------
                          10       SHARED DISPOSITIVE POWER
                                   468,000
- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     468,200
- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /
- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.0
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

- ------------------------                                  ----------------------
CUSIP NO. 172862104                                       PAGE 4 OF 9 PAGES
- ------------------------                                  ----------------------

- --------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     DIAMOND A PARTNERS, L.P.


- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)         /X/
                                                                 (b)         / /

- --------------------------------------------------------------------------------
3    SEC USE ONLY

- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS*


     WC
- --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) or 2(E)                                                            / /

- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     CALIFORNIA
- --------------------------------------------------------------------------------
      NUMBER OF           7        SOLE VOTING POWER
       SHARES                      -0-
    BENEFICIALLY    ------------------------------------------------------------
      OWNED BY            8        SHARED VOTING POWER
        EACH                       407,100
      REPORTING     ------------------------------------------------------------
       PERSON             9        SOLE DISPOSITIVE POWER
        WITH                       -0-
                    ------------------------------------------------------------
                          10       SHARED DISPOSITIVE POWER
                                   407,100
- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     407,100
- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /
- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.1
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     PN
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

- ------------------------                                  ----------------------
CUSIP NO. 172862104                                       PAGE 5 OF 9 PAGES
- ------------------------                                  ----------------------

- --------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     DIAMOND A INVESTORS, L.P.


- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)         /X/
                                                                 (b)         / /

- --------------------------------------------------------------------------------
3    SEC USE ONLY

- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS*


     WC
- --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(E)                                                            / /

- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     CALIFORNIA
- --------------------------------------------------------------------------------
      NUMBER OF           7        SOLE VOTING POWER
       SHARES                      -0-
    BENEFICIALLY    ------------------------------------------------------------
      OWNED BY            8        SHARED VOTING POWER
        EACH                       60,900
      REPORTING     ------------------------------------------------------------
       PERSON             9        SOLE DISPOSITIVE POWER
        WITH                       -0-
                    ------------------------------------------------------------
                          10       SHARED DISPOSITIVE POWER
                                   60,900
- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     60,900
- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /
- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.9
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     PN
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 172862104                                            Page 6 of 9 Pages


ITEM 1.   SECURITY AND ISSUER.

This amended statement relates to Common Stock (the "Stock") of Citadel Holding Corporation, a California corporation ("CHC"). The principal executive office of CHC is located at 600 North Brand Boulevard, Glendale, CA 91203.

ITEM 2.   IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction C of
Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) Lawndale Capital Management, Inc., a California corporation ("LCM"); Diamond A Partners, L.P., a California limited partnership ("DAP"); Diamond A Investors, L.P., a California limited partnership ("DAI"); and Andrew E. Shapiro ("Shapiro").

(b) The business address of LCM, DAP, DAI and Shapiro is One Sansome Street, Suite 3900, San Francisco, California 94104.

(c) LCM is the investment adviser to and a general partner of DAP and DAI, which are investment limited partnerships. Shapiro is a general partner of DAP and DAI and is the sole director and officer of LCM.

(d) During the last five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Shapiro is a citizen of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing Stock were as follows:


PURCHASER                SOURCE OF FUNDS                             AMOUNT

LCM                      Funds Under Management (1)              $2,697,426.90
DAP                      Working Capital                         $2,345,303.10
DAI                      Working Capital                         $  352,123.80
Shapiro                  Personal Funds                          $    1,812.00


(1)  Includes funds of DAP and DAI invested in Stock.


                                  SCHEDULE 13D

CUSIP No. 172862104                                            Page 7 of 9 Pages

ITEM 4.   PURPOSE OF TRANSACTION.

The sole purpose of the acquisitions of the Stock reported herein was and is for investment. The Reporting Persons did not at the time of the purchase of the Stock, and do not presently, have any plan to acquire control of CHC. The Reporting Persons may acquire additional shares of Stock in the open market from time to time, but have no present intention to acquire shares representing more than 10% of the outstanding shares of CHC. The Reporting Persons have been in contact with management of CHC to request information about the strategy CHC plans to employ to maximize the value of the Stock. The Reporting Persons have also been in contact with other significant shareholders of CHC. After reviewing the preliminary proxy material filed with respect to CHC, at the present time the Reporting Persons plan to vote the Stock to retain the existing Board of Directors of CHC.

ITEM 5.INTEREST IN SECURITIES OF THE ISSUER.

The beneficial ownership of the Stock of the persons named in Item 2 of this statement is as follows at the date hereof:


           AGGREGATE BENEFICIALLY
                    OWNED               VOTING POWER        DISPOSITIVE POWER
NAME         NUMBER     PERCENT      SOLE       SHARED      SOLE       SHARED

LCM         468,000       7.0%          0       468,000        0      468,000
Shapiro     468,200       7.0%        200       468,000      200      468,000
DAP         407,100       6.1%          0       407,100        0      407,100
DAI          60,900       0.9%          0        60,900        0       60,900


The persons filing this statement effected the following transactions in the Stock on the dates indicated, and such transactions are the only transactions by the persons filing this statement in the Stock since September 24, 1994:


        PURCHASE                     NUMBER          PRICE       BROKER USED
NAME     OR SALE       DATE         OF SHARES      PER SHARE

DAI         P         9/30/94         2,000            3.984        BEAR
DAP         P        10/07/94         2,000            3.969        BEAR
DAI         P        10/12/94           300            3.938        BEAR
DAP         P        10/12/94         1,400            3.938        BEAR
DAI         P        10/14/94         7,200            4.000        PAWE
DAP         P        10/14/94        47,800            4.000        PAWE
DAI         P        10/20/94         6,500            3.625        PAWE
DAP         P        10/20/94        43,500            3.625        PAWE
DAI         P        10/21/94           800            3.625        BEAR
DAP         P        10/21/94         5,400            3.625        BEAR
DAI         P        10/24/94         1,400            3.625        BEAR
DAP         P        10/24/94         9,000            3.625        BEAR
DAP         P        10/25/94         1,500            3.625        BEAR
DAP         P        10/27/94        22,500            3.914        BEAR
DAI         P        10/27/94         3,500            3.914        BEAR
DAP         P        10/28/94         6,100            3.991        BEAR
DAI         P        10/28/94           900            3.991        BEAR
DAP         P        10/31/94         8,700            4.125        BEAR
DAI         P        10/31/94         1,300            4.125        BEAR
DAP         P        10/31/94         4,700            4.108        BEAR
DAI         P        10/31/94           800            4.108        BEAR
DAP         P        11/02/94         1,000            4.125        PAWE
DAI         P        11/02/94         3,300            4.000        PAWE
DAP         P        11/02/94        21,300            4.000        PAWE

- ----------------
BEAR - Bear, Stearns Securities Corp.    PAWE - PaineWebber Incorporated


                                  SCHEDULE 13D

CUSIP No. 172862104                                            Page 8 of 9 Pages


ITEM. 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

LCM and Shapiro are the general partners of DAP and DAI pursuant to limited partnership agreements providing to LCM and Shapiro the authority, among other things, to invest the funds of DAP and DAI in Stock, to vote and dispose of Stock and to file this statement on behalf of DAP and DAI. Pursuant to such limited partnership agreements, the general partners of DAP and DAI are entitled to allocations based on assets under management and realized and unrealized gains.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

A. Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G (including power of attorney).


SIGNATURES

     After reasonable inquiry and to the best of our knowledge, we certify that the information set forth in this statement is true, complete and correct.

DATED:    November 25, 1994.

DIAMOND A PARTNERS, L.P.                DIAMOND A INVESTORS, L.P.



By:  /s/ Andrew E. Shapiro              By:  /s/ Andrew E. Shapiro
    -------------------------------         -------------------------------
    Andrew E. Shapiro                       Andrew E. Shapiro
    General Partner                         General Partner


LAWNDALE CAPITAL MANAGEMENT, INC.


By:  /s/ Andrew E. Shapiro                   /s/ Andrew E. Shapiro
    -------------------------------         -------------------------------
    Andrew E. Shapiro                       Andrew E. Shapiro
    President